VIA EDGAR AND FACSIMILE
October 9, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Alpharma Inc. Form 10-K for the Year Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended June 30, 2008 File No. 001-08593
Dear Mr. Rosenberg:
The following sets forth the response of Alpharma Inc., a Delaware corporation (the “Company”) to your letter dated September 26, 2008 to our Chief Executive Officer, Mr. Dean J. Mitchell, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2008. For your convenience, we have set forth below the text of the comments contained in your letter (the “Staff’s Comments”), followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K for the year ended December 31, 2007.
Form 10-K for the Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Contractual Obligations Table
Staff’s Comment #1: Please revise the table to include the convertible notes and the related interest obligation.
Company’s Response: Effective with the filing of our Form 10-K for the year ending December 31, 2008, we will revise our Contractual Cash Obligations table and discussion as requested. For illustrative purposes, this table at December 31, 2007 would have been presented as follows:

Contractual Obligations
At December 31, 2007, the Company’s contractual cash obligations are summarized as follows (in millions):
Contractual Cash Obligations:

		Less than	2-3	4-5	More than
	Total	1 Year	Years	Years	5 Years
Operating Leases	$32.1	$3.0	$6.5	$6.2	$16.4
Purchase Obligations	315.7	50.8	78.3	56.0	130.6
Long-Term Debt (including interest)	424.4	6.4	12.8	12.8	392.4

	$772.2	$60.2	$97.6	$75.0	$539.4

The Company’s long-term debt consists of $300.0 million of Convertible Senior Notes, due March 15, 2027, with interest payable semi-annually, in arrears, on March 15 and September 15, at a rate of 2.125% per annum. See Note 12 to our audited consolidated financial statements included in Item 1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 for additional information.
Staff’s Comment #2: Direct us to disclosure in the financial statements related to the $316 million of purchase obligations shown in the table or provide disclosure in the financial statements.
Company’s Response: The Company notes the Staff’s Comment and will, effective with the filing of our Form 10-K for the year ending December 31, 2008, expand upon our disclosure in the “Leases” note (Note 19 in the Company’s Form 10-K for the year ended December 31, 2007) to include purchase obligations and rename such disclosure “Lease Commitments and Purchase Obligations.” For illustrative purposes, this table at December 31, 2007 would have been presented as follows (in thousands):
Lease Commitments and Purchase Obligations

	Total	2008	2009	2010	2011	2012	Thereafter
Operating Leases	$32,092	$2,985	$3,379	$3,120	$3,087	$3,116	$16,405
Purchase Obligations	315,668	50,835	40,842	37,422	30,136	25,873	130,560

	$347,760	$53,820	$44,221	$40,542	$33,223	$28,989	$146,965

Purchase Obligations
Purchase obligations include commitments under the Company’s product, services, research and development and other agreements. The Company has a number of supply agreements that obligate the Company to purchase products or services from vendors based on contractual minimum quantities. These agreements require minimum payments, under certain circumstances, if minimum quantities are not purchased.
Purchase obligations do not include conditional payments the Company may be required to make in future years upon the occurrence of specified events or the achievement of milestones under the terms of certain business and product acquisition and licensing agreements.
Financial Statements
Consolidated Statements of Operations
Staff’s Comment #3: Amortization of intangible assets related to acquired developed products should be included in cost of sales. If such amortization is not included in cost of sales disclose the excluded amortization parenthetically on the face of the statement of operations.
Company’s Response: Effective with the filing of our Form 10-Q for the quarter ending September 30, 2008, we will disclose the amortization excluded from cost of sales parenthetically on the face of the statement of operations. Effective with the filing of our Form 10-K for the year ending December 31, 2008, we will classify the amortization of intangible assets related to acquired developed products within cost of sales. The change in classification will be made comparatively for all periods presented.
5. License and Collaboration Agreements
IDEA AG
Staff’s Comment #4: Please revise your disclosure to describe the contractually-specified conditions that would trigger the aggregate of $77 million milestone payments and address your potential future milestone payments in the Contractual Obligations table under Management’s Discussion and Analysis of Financial Conditions and Results of Operations. To the extent applicable, provide a similar level of disclosure for Institut Biochemique SA Agreement.
Company’s Response: The Company has included enhanced disclosure regarding its agreement with IDEA AG and the achievement of certain milestones in its License and Collaborations note disclosure in its Form 10-Q for the quarterly period ended June 30, 2008. Effective with the filing of our Form 10-Q for the quarterly period ending September 30, 2008, the note “License and Collaboration Agreements” (Note 4 in the Company’s Form 10-Q for the quarterly period ended June 30, 2008) will include the following disclosure (in thousands):
The IDEA AG (“IDEA”) agreement also includes: 1) a clinical milestone payment of $18,500 related to the achievement of certain safety results; 2) a regulatory milestone payment of $18,500 related to the satisfaction of either: a) (i) written acceptance by the U.S. Food & Drug Administration (the “FDA”) of certain protocol assessment(s) of the protocols for the clinical study or (ii) mutual agreement by the Company and IDEA for protocols for the clinical study(ies) and such protocols being submitted to an institutional review board to initiate such clinical studies; or (b) on or after a certain date, the Company and IDEA mutually agreeing on the clinical study protocols, based on the belief that such protocols will be accepted by the FDA under certain protocol assessments; and 3) an intellectual property progress milestone payment of $40,000 related to the issuance of a United States patent meeting certain contractually-specified conditions. Collectively, these “progress milestone payments” total $77,000 and are expected to be paid over the first 12 to 18 months of the license agreement.
The potential future milestone payments related to the IDEA agreement are conditional upon the occurrence of certain specific future events. As such, these payments are not a contractual obligation of the Company until such time as specific future events occur. Consequently, these milestone payments are excluded from the contractual obligations table. Effective with the filing of our Form 10-K for the year ending December 31, 2008, we will include disclosure under our Contractual Cash Obligations table highlighting the conditional nature of these milestone payments and their exclusion from the table.
The Company has not included a similar level of disclosure with respect to the Company’s agreement with Institut Biochimique SA, as that agreement does not contain milestone payments.
12. Long-Term Debt
Staff’s Comment #5: Please revise your disclosure to describe the conditions under which the conversion rate of the notes is adjustable and how it will be adjusted under those conditions.
Company’s Response: Effective with the filing of our Form 10-Q for the quarterly period ending September 30, 2008, we will revise our “Long-Term Debt” note disclosure to include the following:
The Notes are convertible into shares of the Company’s Class A common stock at an initial conversion rate of 30.6725 shares per $1,000 principal amount of the Notes. The conversion rate of the Notes is based on an initial conversion price of approximately $32.60 per share, and is subject to adjustment in certain circumstances, including for the following events: (a) issued dividends or distributions on shares of the Company’s common stock payable in shares; (b) subdivision, combination or reclassification of shares of the Company’s common stock; and (c) certain distributions to all or substantially all shareholders of the Company’s common stock. The conversion rate will be adjusted accordingly for the full impact of each of the above events on the Company’s shares of common stock outstanding.
In addition, the Notes are also subject to adjustment upon the direct or indirect sale of all or substantially all of the Company’s assets or more than 50% of the outstanding shares of the Company’s common stock to a third party (a “Fundamental Change”). In the event of a Fundamental Change, the Notes include a make-whole provision that will adjust the conversion rate by a predetermined number of additional shares of the Company’s common stock, up to a maximum of 10.73 shares, per $1,000 principal amount of Notes, that considers: (1) the effective date of the Fundamental Change; and (2) the Company’s common stock market price as of the effective date.

The maximum number of shares a note-holder may receive as a result of these adjustments is 41.4025 shares per $1,000 of principal amount of the Notes.
23. Information Concerning Business Segments and Geographic Operations
Staff’s Comment #6: Please revise the geographic information to exclude intangible assets from the table presented here. Refer to question 22 in the FASB Implementation Guide to FAS 131.
Company’s Response: Effective with the filing of our Form 10-K for the year ending December 31, 2008, we will exclude intangible assets from the Long-Lived Identifiable Assets disclosure included in the footnotes to the financial statements. For illustrative purposes, our tabular note disclosure for Long-lived Identifiable Assets at December 31, 2007 would have been presented as follows (in thousands):
Geographic Information

				Long-lived Identifiable
	Revenues			Assets
	For the Years Ended December 31,			As of December 31,
	2007	2006	2005	2007	2006
United States	$517,077	$484,700	$421,600	$131,229	$126,700
Norway	12,103	18,800	10,200	16,328	13,425
Denmark	59,055	47,300	33,500	95,218	69,511
Other	134,190	103,028	88,317	40,829	23,811

	$722,425	$653,828	$553,617	$283,604	$233,447

Form 10-Q for the Quarterly Period Ended June 30, 2008
Staff’s Comment #7: It appears that only the financial statements were submitted via Edgar. Please amend your document to include the rest of the filing as indicated on your table of contents.
Company Response: The Company notes the Staff’s Comment and respectfully submits that our Form 10-Q for the quarterly period ended June 30, 2008 was complete when submitted via Edgar, and is complete as contained on Edgar presently. We contacted your offices on September 26, 2008 and confirmed that the filing was complete, containing information beyond the financial statements, and therefore the Company need not amend its document.
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We hope that the foregoing has been responsive to your comments. The Company hereby acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosures in the above-referenced filings; (b) United States Securities and Exchange Commission (“Commission”) staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
The Company appreciates the opportunity to enhance our public disclosures. If you have any questions or comments relating to any of the foregoing, please feel free to contact me at (908) 566-3963.

Sincerely,
/s/ Karen M. Sheehan
Vice President & Associate General Counsel, Corporate and Assistant Secretary

cc:	K. Ino, SEC Division of Corporate Finance
D. Mitchell, President and Chief Executive Officer
J. Campbell, Executive Vice President and Chief Financial Officer
D. Buzinkai, Vice President, Controller and Principal Accounting Officer